                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.  )*

                       LANDRY'S SEAFOOD RESTAURANTS, INC.
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                  51508L 10 3
                                 (CUSIP Number)

                               TILMAN J. FERTITTA
                              1400 POST OAK BLVD.
                                   SUITE 1010
                             HOUSTON, TEXAS  77056
                                 (713) 850-1010

          (Name, Address and Telephone Number of Person authorized to
                      Receive Notices and Communications)

                                with copies to:

                                ARTHUR S. BERNER
                        WINSTEAD SECHREST & MINICK P.C.
                             910 TRAVIS, SUITE 2400
                             HOUSTON, TEXAS  77002
                                 (713) 650-2729

                                 MARCH 23, 1999
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(e), (f) or (g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 51508L 10 3                                                Page 1 of 8

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Tilman J. Fertitta --  ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [ ]
                                                                (b) [ ]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          2,460,000(1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,090,000(2)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          2,460,000(1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,090,000(2)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      4,550,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      15.8% (see Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

(1) Includes 800,000 shares subject to options that have not been exercised by Tilman J. Fertitta but which are exercisable within 60 days of the date hereof.

(2) Because Tilman J. Fertitta ("Fertitta") has a 90% membership interest (his wife owns the remaining 10% membership interest) in Hospitality Entertainment, L.L.C. ("Hospitality") and, thus, controls Hospitality, Mr. Fertitta is deemed to share voting and dispositive power with Hospitality.

CUSIP No. 51508L 10 3                                                Page 2 of 8

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Hospitality Entertainment, L.L.C.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [ ]
                                                                (b) [ ]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,090,000(1)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,090,000(1)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,090,000(1)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.24% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------


(1) Because Tilman J. Fertitta has a 90% membership interest (his wife owns the remaining 10% membership interest) in Hospitality Entertainment, L.L.C. ("Hospitality") and, thus, controls Hospitality, Mr. Fertitta is deemed to share voting and dispositive power with Hospitality.

CUSIP No. 51508L 10 3                                                Page 3 of 8

ITEM 1.   SECURITY AND ISSUER

     This statement relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Landry's Seafood Restaurants, Inc., a Delaware corporation ("Landry's"). The address of Landry's principal executive office is 1400 Post Oak Boulevard, Suite 1010, Houston, Texas 77056.

ITEM 2.   IDENTITY AND BACKGROUND

     This Schedule 13D is being filed by Tilman J. Fertitta, a United States citizen ("Fertitta"), and Hospitality Entertainment, L.L.C., a Texas limited liability company ("Hospitality"). The business address of Fertitta and the address of the principal office of Hospitality is 1400 Post Oak Boulevard, Suite 1010, Houston, Texas 77056. The principal business of Hospitality is construction and management of hotel and other entertainment operations.

     Mr. Fertitta is the President and Chief Executive Officer of Landry's and has a 90% membership interest in Hospitality with his wife owning the other 10%.

     During the last five years, neither Mr. Fertitta nor Hospitality has been connected in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Mr. Fertitta's acquisition of the Common Stock of Landry's was made with his personal funds. Mr. Fertitta's total acquisition of shares of Common Stock during the past sixty days was 1,160,000 shares for an aggregate purchase price of approximately $6,952,700. All such shares of Common Stock were acquired in the open market. Reference is made to Item 5.

     In November 1998, Mr. Fertitta transferred 2,090,000 shares of Landry's Common Stock to Hospitality, in which he has a 90% membership interest (his wife owns the remaining 10% membership interest). Of the 4,550,000 shares of Landry's Common Stock in which Mr. Fertitta currently has a beneficial interest, 800,000 relate to options to acquire Landry's Common Stock granted to Mr. Fertitta pursuant to various stock option plans and which are exercisable within 60 days.

ITEM 4.   PURPOSE OF THE TRANSACTION

     Mr. Fertitta is the founder of Landry's and is its current Chairman, Chief Executive Officer and President. Since Landry's inception he has been, directly or indirectly, Landry's largest individual stockholder. Mr. Fertitta previously reported his holdings of Common Stock and options exercisable within 60 days on
Schedule 13(G). However, due to a series of transactions within the last 30 days as more fully described in Item 5 and Appendix A, he is now reporting his holdings on Schedule 13(D). Depending upon market conditions and other matters he deems material, Mr. Fertitta may acquire or dispose of additional shares of Landry's Common Stock, so long as it meets his personal investment criteria. Except as set forth in this Item 4, Mr. Fertitta does not have any present plans which would result in any of the actions enumerated in clauses (a) - (j) of
Item 4 of Schedule 13(D).

ITEM 5.   INTEREST IN THE SECURITIES OF THE ISSUER.

     (A)  AGGREGATE NUMBER AND PERCENTAGE OF SECURITIES BENEFICIALLY OWNED:

          Hospitality is the beneficial owner of 2,090,000 shares of Landry's Common Stock representing, 7.24% of the shares of Landry's Common Stock outstanding (based on the number of shares of Landry's Common Stock outstanding on March 29, 1999 as disclosed in Landry's annual report on Form 10-K for the year ended December 31, 1998).

CUSIP No. 51508L 10 3                                                Page 4 of 8

     Mr. Fertitta is the direct beneficial owner of 1,660,000 shares of Landry's Common Stock, and has options to acquire an additional 800,000 shares of Landry's Common Stock which are exercisable within 60 days hereof, and the indirect beneficial owner of 2,090,000 shares of Landry's Common Stock representing in the aggregate 15.8% of the shares of Landry's Common Stock outstanding (based on the number of shares of Landry's Common Stock outstanding on March 29, 1999 as disclosed in Landry's annual report on Form 10-K for the year ended December 31, 1998).

     (B) NUMBER OF SHARES AS TO WHICH REPORTING PERSON HAS SOLE OR SHARED POWER TO VOTE OR DISPOSE:

          Hospitality and Mr. Fertitta have the sole power to vote, or to direct the vote of, and the sole power to dispose of, or to direct the disposition of, the shares of Landry's Common Stock beneficially owned by each. However, by virtue of the fact that Mr. Fertitta has a 90% membership interest in Hospitality (his wife owns the remaining 10% interest) and, thus, controls Hospitality, Mr. Fertitta is deemed to share voting and dispositive power of the shares of Landry's Common Stock beneficially owned by Hospitality.

     (C) TRANSACTIONS EFFECTED DURING THE PAST 60 DAYS.

          See attached Appendix A.

     (D) OTHER PERSON WITH RIGHT TO RECEIVE OR DIRECT THE RECEIPT OF DIVIDENDS FROM OR THE PROCEEDS OF THE SALE OF THE SECURITIES.

          Aside from the Reporting Persons, Mr. Fertitta's wife, the holder of a 10% membership interest in Hospitality, may be deemed to share the power to direct the receipt of dividends from, or the proceeds from the sale of, Landry's Common Stock.

     (E) DATE UPON WHICH THE REPORTING PERSON CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN 5% OF THE SECURITIES.

          Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Neither Hospitality nor Mr. Fertitta has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any of the securities of Landry's.

ITEM 7.   EXHIBITS

          1. Joint Filing Agreement



               [REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

                   [SIGNATURES APPEAR ON THE FOLLOWING PAGES]

CUSIP No. 51508L 10 3                                                Page 5 of 8

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                        April 6, 1999
                                              ---------------------------------
                                                           (Date)



                                                    /s/ Tilman J. Fertitta
                                              ---------------------------------
                                                          (Signature)


CUSIP No. 51508L 10 3                                                Page 6 of 8

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                        April 6, 1999
                                              ---------------------------------
                                                           (Date)


                                              HOSPITALITY ENTERTAINMENT, L.L.C.


                                              By:   /s/ Tilman J. Fertitta
                                              ---------------------------------
                                                        Tilman J. Fertitta
                                                             President


CUSIP No. 51508L 10 3                                                Page 7 of 8

                                   APPENDIX A

                       TRANSACTIONS IN THE ISSUERS' STOCK
                             SINCE FEBRUARY 1, 1999


 PURCHASE DATE          NUMBER OF SHARES     AVERAGE COST PER SHARE
    3/11/99                  30,000                  $ 5.875
    3/12/99                  35,000                  $ 5.875
    3/15/99                  25,000                  $5.9063
    3/16/99                  75,000                  $ 5.904
    3/17/99                  21,000                  $ 6.125
    3/17/99                  50,000                  $ 6.125
    3/19/99                 234,000                  $ 6.125
    3/22/99                 225,000                  $5.9236
    3/23/99                 185,000                  $ 5.875
    3/24/99                  15,000                  $5.9375
    3/25/99                 230,000                  $5.9688
    3/29/99                  10,000                  $  6.50
    3/31/99                  25,000                  $ 6.625
                          ---------                  -------
TOTAL:                    1,160,000                  $5.9937